

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Mr. Timothy Neher
President, CEO and CFO
Mikojo Incorporated
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re:** **Mikojo Incorporated**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed November 22, 2010**
> **File No. 000-53185**

Dear Mr. Neher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 5. Market for Registrant's Common Equity…., page 18

1.      On page 29, we note that you adopted the Mikojo Incorporated 2009 Stock Plan. It does not appear that you have provided the tabular disclosure required by Item 201(d) of Regulation S-K. Please tell us why you have not included such information in this section.

Compliance with Section 16(a) of the Securities Exchange Act, page 28

2.      Your last sentence in this section does not actually disclose your belief concerning compliance with Section 16(a) of the Exchange Act. Please provide us with a sample of the complete disclosure required by this section and include such disclosures in future filings, as applicable. Please refer to Item 405 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 31

3.      Please tell us how you determined that the notes or shares issued to certain shareholders, as disclosed in the notes to your financial statements, should not be discussed in this section.  Please refer to Item 404(d) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 32

4.      It does not appear that you have included all applicable exhibits in this list.  Please tell us how you determined that you do not have to file any governing documents, material contracts, or your code of ethics.  Please refer to Item 601 of Regulation S-K.  If you determine that you have not filed all applicable exhibits, please identify such exhibits and confirm that you will file or incorporate such documents by reference with your next periodic report.

Signatures, page 33

5.      Please tell us whether Timothy Neher is also your principal accounting officer or controller.  See General Instruction D(2)(a) of Form 10-K.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Dan Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Sandra Hunter at 202-551-3758 or me at 202-551-3386 with any other questions.

Sincerely,


Duc Dang
Senior Counsel